UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Trecora Resources

(Name of Subject Company (Issuer))

Balmoral Swan MergerSub, Inc.

(Name of Filing Person (Offeror))

a direct wholly owned subsidiary of

Balmoral Swan Parent, Inc.

(Name of Filing Person (Offeror))

Balmoral Funds LLC

(Name of Filing Person (Offeror))

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.10 per share

(Title of Class of Securities)

894648104

(CUSIP Number of Class of Securities)

Balmoral Swan MergerSub, Inc.

c/o Balmoral Funds LLC

11150 Santa Monica Blvd., Suite 825

Attention: David Shainberg

Telephone: (310) 473-3065

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Kipp B. Cohen

Alan Lieblich

James Barnes

Blank Rome LLP

One Logan Square

Philadelphia, Pennsylvania 19103

(215) 569-5500

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on May 25, 2022 by Balmoral Swan Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly owned indirect subsidiary of Balmoral Swan Parent, Inc. (“Parent”), a Delaware corporation. The Schedule TO relates to the tender offer by Purchaser for any and all of the outstanding shares of common stock, par value $0.10 per share (“Shares”), of Trecora Resources (“Trecora” or the “Company”), a Delaware corporation, at a price of $9.81 per Share, net to the holders thereof, in cash, without interest thereon and less any applicable tax withholdings (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Explanatory Note:

This supplemental information should be read in conjunction with the Schedule TO in its entirety. New text within restated language from the Schedule TO is highlighted with bold, underlined text and removed language within restated language from the Schedule TO is indicated in ~~strikethrough text~~.

This Amendment is being filed to amend and supplement Items 1 through 9 and Item 11, as reflected below.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO, as amended, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by amending and restating the following paragraph under the Section “Certain Legal Matters; Regulatory Approvals; Litigation” to read as follows:

“Legal Proceedings:

On May 31, 2022, a purported Company stockholder filed a complaint against the Company and each member of the Company Board in the United States District Court for the Southern District of New York, captioned Shiva Stein v. Trecora Resources, et al., Case No. 1:22-cv-4474 (the “Stein Complaint”). On June 2, 2022, the Company received a demand from a purported Company stockholder (the “Wilson Demand”). Also on June 2, 2022, a purported Company stockholder filed a complaint against the Company and each member of the Company Board in the United States District Court for the Southern District of New York, captioned William Johnson v. Trecora Resources, et al., Case No. 1:22-cv-04585 (the “Johnson Complaint”). On June 3, 2022, a purported Company stockholder filed a complaint against the Company and each member of the Company Board in the United States District Court for the Eastern District of New York, captioned Denise Redfield v. Trecora Resources et al., Case No. 1:22-cv-03301 (the “Redfield Complaint~~,” together with the Stein Complaint and the Johnson Complaint, the “Complaints~~”). Also on June 3, 2022, the Company received two additional demands from two purported Company stockholders (the “Dixon Demand” and the “Kaufmann Demand,” together with the Wilson Demand, the “Demands”). On June 6, 2022, a purported Company stockholder filed a complaint against the Company and each member of the Company Board in the United States District Court for the Eastern District of New York, captioned Justice v. Trecora Resources et al., Case No. 1:22-cv-03339 (the “Justice Complaint”, together with the Stein Complaint, the Johnson Complaint, and the Redfield Complaint, the “Complaints”).

The Complaints and Demands allege violations of Sections 14(d) and 14(e) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14d-9 thereunder against all defendants and violations of Section 20(a) of the Exchange Act against the individual defendants. Each of the Complaints seek injunctive relief preventing the consummation of the Transactions, rescissory damages or rescission to the extent the Transactions are consummated, an award of plaintiff’s expenses including attorneys’ fees and expenses, and such other relief the court may deem just and proper. The Stein Complaint also seeks an accounting of damages.

The Company believes the claims asserted in each of the Complaints and Demands are without merit.

Additional lawsuits may be filed against the Company and/or the Company Board ~~their respective directors~~ in connection with the Offer and the Merger. If additional similar complaints are filed, absent new or different allegations that are material, Parent, Purchaser, and the Company will not necessarily announce such additional filings.

On June 15, 2022, the Company disclosed certain additional information in a second amendment to the Schedule 14D-9. The Company informed Parent that it believes that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Offer and to minimize the expense of defending such actions, without admitting any liability or wrongdoing, the Company decided to voluntarily make certain supplemental disclosures related to the Offer, all of which are set forth in an amendment to Schedule 14D-9.

Nothing in the supplemental disclosures set forth in this Amendment shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2022

BALMORAL SWAN MERGERSUB, INC.

By:	/s/ Jonathan A. Victor
Name: Jonathan A. Victor
Title: Authorized Person

BALMORAL SWAN PARENT, INC.

By:	/s/ Jonathan A. Victor
Name: Jonathan A. Victor
Title: Authorized Person

BALMORAL FUNDS LLC

By:	/s/ Jonathan A. Victor
Name: Jonathan A. Victor
Title: Authorized Person

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)*	Offer to Purchase, dated May 25, 2022.

(a)(1)(B)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9), as amended.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Letter to Participants in the Texas Oil & Chemical Co. II, Inc. 401(k) Plan

(a)(1)(G)* (a)(1)(H)*	Text of Summary Advertisement, as published in The New York Times on May 25, 2022. Letter to Stockholders, dated June 7, 2022.

(b)(1)*	Revolving Credit Commitment Letter, dated as of May 11, 2022, by Bank of America, N.A. to Parent.

(b)(2)*	Term Loan Debt Commitment Letter, dated as of May 11, 2022, by White Oak Global Advisors, LLC and SPP Credit Advisors, LLC to Parent.

(d)(1)*	Agreement and Plan of Merger, dated as of May 11, 2022, by and among Trecora, Parent and the Offeror (incorporated by reference to Exhibit 2.1 to Trecora Resources’ Form 8-K, filed on May 12, 2022).

(d)(2)*	Amendment to Agreement and Plan of Merger, dated May 25, 2022, by and among Trecora, Parent, and the Offeror.

(d)(3)*	Equity Commitment Letter, dated as of May 11, 2022, by Balmoral Special Situations Fund III, L.P. to Parent.

(d)(4)*	Assignment and Assumption Agreement by and between Balmoral Special Situations Fund III, L.P. and Balmoral Special Situations Fund IV, L.P.

(d)(5)*	Limited Guarantee, dated as of May 11, 2022, delivered by Balmoral Special Situations Fund III, L.P. in favor of Trecora Resources.

(d)(6)*	Confidentiality Agreement, dated as of December 16, 2021, between Trecora Resources and Balmoral Funds LLC.

(d)(7)*	Tender and Support Agreement, dated as of May 11, 2022, among Parent, the Offeror and the stockholders listed therein (incorporated by reference to Exhibit 99.2 to Trecora Resources’ Form 8-K, filed on May 12, 2022).

(g)	None.

(h)	None.

107*	Filing Fee Exhibit

*	Previously filed.